EXHIBIT 99.1

North American Construction Group Ltd. Year End and Fourth Quarter Results Conference Call and Webcast Notification

ACHESON, Alberta, Jan. 30, 2020 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it will release its financial results for the Year End and Fourth Quarter ended December 31, 2019 on Wednesday, February 19, 2020 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Thursday, February 20, 2020, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-877-291-4570
International: 1-647-788-4919

A replay will be available through March 20, 2020, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 4952749

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/

The live presentation and webcast can be accessed at: https://onlinexperiences.com/Launch/QReg/ShowUUID=9C35DAF5-D2FA-45A4-81AF-F197DF43E6D3

For those unable to listen live, a replay will be available using the link provided above until March 20, 2020.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca